January 23, 2013

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Tim Buchmiller, Reviewing Attorney

Re: Wright Medical Group, Inc. Registration Statement on Form S-4 File No. 333-185601

Acceleration Request

Requested Date:	January 23, 2013
Requested Time:	1:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Wright Medical Group, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-4 (No. 333-185601) (the “Registration Statement”) be declared effective on the “Requested Date” and at the “Requested Time” set forth above or as soon thereafter as practicable or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, by calling Martin Waters or Robert Kornegay at 858-350-2300.

In connection with the acceleration request, the Registrant hereby acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Wright Medical Group, Inc.

/s/ James A. Lightman
Senior Vice President, General Counsel and Secretary